

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2013

<u>Via E-Mail</u>
Kurt Decat
Chief Financial Officer
Taminco Acquisition Corporation
Two Windsor Plaza, Suite 411
Allentown, PA 18195

> **Re: Taminco Acquisition Corporation**
> **Amendment No. 1 Registration Statement on Form S-1**
> **Filed January 18, 2013**
> **File No. 333-185244**

Dear Mr. Decat:

   We have reviewed your response letter and the above-referenced filing, and have the following comments.

<u>General</u>

1. We note that on December 18, 2012 you completed a private placement of $250 million of 9.125%/9.875% Senior PIK Toggle Notes due 2017. Please provide us with your analysis as to why this private placement should not be integrated with your current public offering of common stock. <u>See</u> Securities Act Release No. 8828 (Aug. 10, 2007).

<u>Prospectus Summary, page 1</u>

2. Please attribute your statement that you are the world's largest pure play producer of alkylamines and alkylamine derivatives to a particular source, or otherwise include a statement that it is management's belief. Please similarly revise your disclosure elsewhere that this statement appears, including in the Industry and Business sections.

3. We note your response to comment 15 of our letter dated December 27, 2012. However, it does not appear that you have revised the summary of your strengths and strategy in accordance with Item 503(a) of Regulation S-K. Similarly, we do not see that you have provided an enhanced discussion of the risks of the offering, aside from stating that you "have a large amount of indebtedness." Please revise the summary discussion of your strengths, strategies and risks as requested in our prior comment.

4. We note your response to comment 17 of our letter dated December 27, 2012, including the supplemental materials provided to us to support your statement that you believe you have industry leading margins. We are unable to locate support for this statement.

Please provide us with supplemental support for this statement, or please revise the statement accordingly.

Market, Ranking and Other Industry Data, page 38

5. Your disclosure on page 38 implies that the ADL report is an independent industry publication and is publicly available. Please revise your disclosure to clearly state that you commissioned the ADL report.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 53

Volume, Product Mix and Pricing, page 55

6. We note your revisions in response to comment 36 of our letter dated December 27, 2012. Please further revise your disclosure to explain specifically how changes in product mix have impacted your operating results, including which specific products have had such an impact, to the extent material. We note that throughout your results of operations you repeatedly cite product mix as a factor contributing to changes in net sales from period-to-period, but your disclosure does not explain specifically how and why product mix affected net sales, including the company's focus on particular products or shifts between products. Please revise your disclosure on page 55 and in your period-to-period discussions accordingly.

Liquidity and Capital Resources, page 64

General

7. Please revise your registration statement to disclose the significant provisions of the $400 million of 9.75% Second-Priority Senior Notes due 2020, as well as the 9.125%/9.875% Senior PIK Toggle Notes due 2017.

Critical Accounting Policies, page 69

Share-Based Compensation, page 70

8. We note your response to comment 48 of our letter dated December 27, 2012. With respect to the incentive equity awards granted during the Successor Period, please tell us and expand your discussion to disclose:

• For each grant date, the number of stock options granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option. The number of stock options may be aggregated by month or quarter and the information presented as weighted average per-share amounts;

- Whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective; and

- Whether the valuation specialist was a related-party or an unrelated valuation specialist

Business, page 77

Our Operations, page 91

9. We note your revisions in response to comment 58 of our letter dated December 27, 2012. However, we note that your revisions do not support your statement that you are "the chosen partner for the largest and fastest growing customers in the industry." Please supplementally provide us with support for this statement and please revise your disclosure to indicate the source for this statement or, in the alternative, please indicate that it is management's belief.

Executive Compensation, page 105

Compensation Philosophy and Objectives, page 105

10. We note that in response to comment 63 of our letter dated December 27, 2012 you state that the company's peer group was based upon a "very broad set of public and private companies," so you have disclosed examples of the companies within your peer group. Please advise us of the number of companies contained in your peer group. Please also disclose the criteria used to select companies in your peer group and provide a summary of the attributes of the companies in the peer group (ex: total revenues, industries, etc). Please also disclose where actual payments fell within targeted parameters as soon as you have determined this information. See Item 402(b)(1)(v) and (b)(2)(xiv) of Regulation S-K.

11. We note your response to comment 64 of our letter dated December 27, 2012 and we reissue our prior comment. In particular, we note that you must either disclose the actual performance targets and the payouts associated with meeting the performance targets, as well as the actual results achieved by you and how you evaluated the results to reach the actual payout or provide us with a detailed analysis as to the competitive harm that you believe may result from disclosure of such targets. Conclusory statements that some harm could result from disclosure is not sufficient to justify omission under the (b)(4) exemption of the FOIA. To the extent that it is appropriate to omit such targets, you must provide the disclosure required pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Please advise and revise your disclosure accordingly.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Dale Welcome, Staff Accountant, at 202-551-3865 or John Cash, Accounting Branch Chief, at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442, or me at 202-551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Joshua N. Korff, Esq. (*via E-mail*)
        Kirkland & Ellis LLP